Ofer Naveh
Letter of Resignation

June 12, 2017

Board of Directors
Peregrine Industries, Inc.
Re: Letter of Resignation

Gentlemen:

I hereby resign as Chief Financial Officer of Peregrine Industries, Inc. (the "Registrant"), effective June 19, 2017. The reason for my resignation is to permit me to pursue other business opportunities.

I have had no disagreements with the Registrant's operations, policies or practices.

Yours truly,

/s/: Ofer Naveh
Ofer Naveh